Mountain Valley Bancshares, Inc.
136 North Main Street
Cleveland, Georgia 30528
August 4, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN:	Ms. Kate McHale
Re:	Mountain Valley Bancshares, Inc. — Registration Statement on Form SB-2 SEC No. 333-134006
Dear Ms. McHale:
     Pursuant to Rule 461 under the Securities Act of 1933, Mountain Valley Bancshares, Inc. hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EDT on August 7, 2006, or as soon thereafter as practicable. Thank you for your attention to this matter.

MOUNTAIN VALLEY BANCSHARES, INC.
By:	/s/ Marc J. Greene
Marc J. Greene
Chief Executive Officer

cc:      Michael P. Marshall, Jr., Esq.